UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

FINANCE OF AMERICA COMPANIES INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31738L107

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Peter Martelli, P.C.

Lauren M. Colasacco, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 31738L107

1.	Names of Reporting Persons. BTO Urban Holdings L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) OO

2/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund - NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) PN

3/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund II - NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) PN

4/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund - A (RA) - NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) PN

5/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund - I - NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) PN

6/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund - S - NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) OO

7/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund - C - NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) OO

8/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund - L - NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) OO

9/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund - O - NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) OO

10/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund - N - NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) OO

11/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund - U - NQ L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) OO

12/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund II - C - NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) OO

13/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund - T - NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) OO

14/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. BTAS NQ Holdings L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) OO

15/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) PN

16/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Associates - NQ L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) OO

17/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. BTOA - NQ L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) OO

18/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Holdings II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,889,026
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,889,026
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,889,026
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.2%
14.	Type of Reporting Person (See Instructions) PN

19/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. BTAS Associates - NQ L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) OO

20/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Family GP L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,614,214
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,614,214
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,614,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.1%
14.	Type of Reporting Person (See Instructions) OO

21/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Family Tactical Opportunities Investment Partnership NQ - ESC L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 284,812
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 284,812
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,812
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

22/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. BTO-NQ Side-by-Side GP L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 284,812
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 284,812
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,812
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) OO

23/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. BTO Urban Holdings II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 21,716,405
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,716,405
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,716,405
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.5%
14.	Type of Reporting Person (See Instructions) PN

24/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Associates L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 21,716,405
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,716,405
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,716,405
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.5%
14.	Type of Reporting Person (See Instructions) OO

25/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. BTOA L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 21,716,405
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,716,405
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,716,405
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.5%
14.	Type of Reporting Person (See Instructions) OO

26/42

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Holdings III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Quebec, Canada
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 21,716,405
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,716,405
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,716,405
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.5%
14.	Type of Reporting Person (See Instructions) PN

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CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Holdings III GP L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 21,716,405
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,716,405
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,716,405
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.5%
14.	Type of Reporting Person (See Instructions) PN

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CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Holdings III GP Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 21,716,405
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,716,405
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,716,405
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.5%
14.	Type of Reporting Person (See Instructions) OO

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CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Holdings I/II GP L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,889,026
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,889,026
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,889,026
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.2%
14.	Type of Reporting Person (See Instructions) OO

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CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 71,615,431
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 71,615,431
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,615,431
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 63.5%
14.	Type of Reporting Person (See Instructions) CO

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CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Group Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 71,615,431
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 71,615,431
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,615,431
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 63.5%
14.	Type of Reporting Person (See Instructions) OO

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CUSIP NO. 31738L107

1.	Names of Reporting Persons. Stephen A. Schwarzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 71,615,431
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 71,615,431
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,615,431
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 63.5%
14.	Type of Reporting Person (See Instructions) IN

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This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Finance of America Companies Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on August 26, 2021, as amended by the Amendment No. 1 to the Schedule 13D filed on October 1, 2021, as amended by Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed on April 5, 2022, as amended by Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) filed on August 10, 2022 (as so amended, the “Schedule 13D”). Except as specifically amended by this Amendment No. 4, the Schedule 13D remains in full force and effect. The principal executive offices of the Issuer are located at 5830 Granite Parkway, Suite 400, Plano, Texas 75024. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached hereto.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 62,962,573 shares of Class A Common Stock outstanding as of November 7, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2022, and takes into account any shares of Class A Common Stock underlying FoA Units held by each of the Reporting Persons, as applicable.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and. for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The Reporting Persons beneficially own an aggregate of 71,615,431 shares of Class A Common Stock, which represents 63.5% of the outstanding Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the following: BTO Urban Holdings L.L.C. beneficially owns 49,614,214 shares of Class A Common Stock which would be received upon conversion of 49,614,214 FoA Units, Blackstone Family Tactical Opportunities Investment Partnership NQ — ESC L.P. beneficially owns 284,812 shares of Class A Common Stock which would be received upon conversion of 284,812 FoA Units and BTO Urban Holdings II L.P. holds 21,716,405 shares of Class A Common Stock.

BTO Urban Holdings L.L.C. also holds 5,942,476 Earnout Rights, Blackstone Family Tactical Opportunities Investment Partnership NQ — ESC L.P. also holds 34,112 Earnout Rights and BTO Urban Holdings II L.P. also holds 363,004 Earnout Rights.

BTO Urban Holdings L.L.C. is owned by the Blackstone Tactical Opportunities Funds, BTAS NQ Holdings L.L.C. and Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.

The general partner of each of the Blackstone Tactical Opportunities Funds is Blackstone Tactical Opportunities Associates — NQ L.L.C. The sole member of Blackstone Tactical Opportunities Associates — NQ L.L.C. is BTOA — NQ L.L.C. The managing member of BTOA — NQ L.L.C. is Blackstone Holdings II L.P. The managing member of BTAS NQ Holdings L.L.C. is BTAS Associates — NQ L.L.C. The managing member of BTAS Associates — NQ L.L.C. is Blackstone Holdings II L.P.

The general partner of Blackstone Family Tactical Opportunities Investment Partnership SMD L.P. is Blackstone Family GP L.L.C. Blackstone Family GP L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Mr. Schwarzman.

The general partner of Blackstone Family Tactical Opportunities Investment Partnership NQ — ESC L.P. is BTO-NQ Side-by-Side GP L.L.C. The sole member of BTO-NQ Side-by-Side GP L.L.C. is Blackstone Holdings II L.P.

The general partner of BTO Urban Holdings II L.P. is Blackstone Tactical Opportunities Associates L.L.C. The managing member of Blackstone Tactical Opportunities Associates L.L.C. is BTOA L.L.C. The managing member of BTOA L.L.C. is Blackstone Holdings III L.P. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. Blackstone Holdings III GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of each of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

By virtue of the Stockholders Agreement (as defined below), the Reporting Persons and Brian Libman and his affiliates are deemed to be members of a group for purposes of Section 13(d) of the Exchange Act. Mr. Libman and his affiliates are filing a separate Schedule 13D to report the Class A Common Stock that they may be deemed to beneficially own. Collectively, the Reporting Persons and Mr. Libman and his affiliates may be deemed to beneficially own in the aggregate 143,752,791 shares of Class A Common Stock (which amount does not include the shares of Class A Common Stock to be acquired pursuant to the Stock Purchase Agreement (as defined below) and the Other Stock Purchase Agreement (as defined below) by the Reporting Persons and Mr. Libman, respectively), representing 77.8% of the outstanding Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

Stock Purchase Agreement

Pursuant to the terms and conditions of the Stock Purchase Agreement (the “Stock Purchase Agreement”), dated as of December 6, 2022, by and among (i) the Issuer, and (ii) BTO Urban Holdings L.L.C., BTO Urban Holdings II L.P. and Blackstone Family Tactical Opportunities Investment Partnership NQ — ESC L.P. (each of the entities in clause (ii) a “Purchaser Entity”, and, collectively, the “Purchaser”), the Issuer agreed to issue and sell, in the aggregate, 10,869,566 shares of Class A Common Stock (the “Purchased Shares”) to the Purchaser for an aggregate purchase price of $15,000,000. Pursuant to the terms of the Stock Purchase Agreement, the Purchaser Entities will have the right to allocate among themselves, at their sole discretion and only upon notice to the Issuer no less than 3 Business Days prior to the consummation of the transactions contemplated by the Stock Purchase Agreement, the number of Purchased Shares that each of the Purchaser Entities will purchase from the Issuer (which in no event may be greater than the Purchased Shares). The obligations of the Issuer and the Purchaser under the Stock Purchase Agreement and the consummation of the Stock Purchase Agreement are expressly subject to and conditioned on the consummation of the transactions contemplated by the Asset Purchase Agreement, the MSR Purchase Agreement, the Mortgage Loan Purchase Agreement (the “AAG Purchase Agreements”), pursuant to which, among others, Finance of America Reverse LLC, a Delaware limited liability company and subsidiary of the Issuer, will purchase certain assets and liabilities of American Advisors Group, a California corporation (the “AAG Transaction”). Contemporaneously with the execution of the Stock Purchase Agreement, the Issuer entered into a Stock Purchase Agreement (the “Other Stock Purchase Agreement”) with Libman Family Holdings, LLC, a Connecticut limited liability company (the “Other Purchaser”), pursuant to which the Issuer agreed to issue and sell, in the aggregate, 10,869,566 shares of Class A Common Stock to the Other Purchaser for an aggregate purchase price of $15,000,000. The Purchased Shares will be subject to the Registration Rights Agreement and will have the powers, designations, preferences (including liquidation and distribution preferences), and other rights set forth in the Charter and the Bylaws of the Issuer.

Pursuant to the Stock Purchase Agreement, the Issuer has agreed to use the proceeds of the Stock Purchase Agreement (i) for any general corporate purpose and/or (ii) to fund or reimburse amounts to be paid by the Issuer or its subsidiaries in connection with the AAG Transaction.

The Stock Purchase Agreement contains certain termination rights for the Issuer and the Purchaser, including the right of either the Issuer or the Purchaser to terminate the Stock Purchase Agreement if the AAG Purchase Agreements have been terminated for any reason in accordance with the terms thereof.

The Stock Purchase Agreement was approved by a special committee of the Issuer’s Board consisting only of independent and disinterested directors.

The description of the Stock Purchase Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such document, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

J. Stock Purchase Agreement, dated as of December 6, 2022, by and among the Issuer; BTO Urban Holdings L.L.C.; BTO Urban Holdings II L.P.; and Blackstone Family Tactical Opportunities Investment Partnership NQ — ESC L.P. (filed herewith).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2022

BTO Urban Holdings L.L.C.

By:	/s/ Menes Chee
Name:	Menes Chee
Title:	Manager

Blackstone Tactical Opportunities Fund - NQ L.P.
By:	Blackstone Tactical Opportunities Associates - NQ
L.L.C., its general partner
By:	BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

Blackstone Tactical Opportunities Fund II - NQ L.P.
By:	Blackstone Tactical Opportunities Associates - NQ
L.L.C., its general partner
By:	BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

Blackstone Tactical Opportunities Fund - A (RA) - NQ L.P.
By:	Blackstone Tactical Opportunities Associates - NQ
L.L.C., its general partner
By:	BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

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Blackstone Tactical Opportunities Fund - I - NQ L.P.
By:	Blackstone Tactical Opportunities Associates - NQ
L.L.C., its general partner
By:	BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

Blackstone Tactical Opportunities Fund - S - NQ L.P.
By:	Blackstone Tactical Opportunities Associates - NQ
L.L.C., its general partner
By:	BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

Blackstone Tactical Opportunities Fund - C - NQ L.P.
By:	Blackstone Tactical Opportunities Associates - NQ
L.L.C., its general partner
By:	BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

Blackstone Tactical Opportunities Fund - L - NQ L.P.
By:	Blackstone Tactical Opportunities Associates - NQ
L.L.C., its general partner
By:	BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

Blackstone Tactical Opportunities Fund - O - NQ L.P.
By:	Blackstone Tactical Opportunities Associates - NQ
L.L.C., its general partner
By:	BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

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Blackstone Tactical Opportunities Fund - N - NQ L.P.
By:	Blackstone Tactical Opportunities Associates - NQ
L.L.C., its general partner
By:	BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

Blackstone Tactical Opportunities Fund - U - NQ L.L.C.
By:	Blackstone Tactical Opportunities Associates - NQ
L.L.C., its general partner
By:	BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

Blackstone Tactical Opportunities Fund II - C - NQ L.P.
By:	Blackstone Tactical Opportunities Associates - NQ
L.L.C., its general partner
By:	BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

Blackstone Tactical Opportunities Fund - T - NQ L.P.
By:	Blackstone Tactical Opportunities Associates - NQ
L.L.C., its general partner
By:	BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

BTAS NQ Holdings L.L.C.
By:	BTAS Associates - NQ L.L.C., its managing member
By:	BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher Striano
Name:	Christopher Striano
Title:	Senior Managing Director

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Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.
By: Blackstone Family GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Tactical Opportunities Associates - NQ L.L.C.
By: BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

BTOA - NQ L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

Blackstone Holdings II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BTAS Associates - NQ L.L.C.
By: BTOA - NQ L.L.C., its sole member

By:	/s/ Christopher Striano
Name:	Christopher Striano
Title:	Senior Managing Director

Blackstone Family GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

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Blackstone Family Tactical Opportunities Investment Partnership NQ - ESC L.P.
By: BTO-NQ Side-by-Side GP L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

BTO-NQ Side-by-Side GP L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

BTO Urban Holdings II L.P.
By: Blackstone Tactical Opportunities Associates L.L.C., its general partner
By: BTOA L.L.C., its managing member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

Blackstone Tactical Opportunities Associates L.L.C.
By: BTOA L.L.C., its managing member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

BTOA L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

Blackstone Holdings III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

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Blackstone Holdings III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Holdings III GP Management L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Holdings I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Inc.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Group Management L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman

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SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP

William G. Parrett	Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

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